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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Oxford Industries, Inc.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

691497-30-9
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 691497309	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Hicks Lanier

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

N/A	(a) (b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	1,076,940

6.	SHARED VOTING POWER	0

7.	SOLE DISPOSITIVE POWER	1,076,940

8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,076,940	(Includes 19,000 shares which may be acquired within 60 days after December 31, 2002 pursuant to the exercise of stock options).

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

14.3%

12.	TYPE OF REPORTING PERSON*

IN

Page 3 of 4 Pages

SCHEDULE 13G

Item 1(a). Name of Issuer

Oxford Industries, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

222 Piedmont Avenue, N.E.
Atlanta, Georgia 30308

Item 2(a). Name of Person Filing

John Hicks Lanier

Item 2(b). Address of Principal Business Office, or, if none,

Residence

222 Piedmont Avenue, N.E.
Atlanta, GA 30308

Item 2(c). Citizenship

U.S.A.

Item 2(d). Title of Class of Securities

Common Stock, $1.00 Par Value

Item 2(e). CUSIP Number

691497-30-9

Item 3.

Not Applicable

Item 4. Ownership

See items 5,6,7,8,9 and 11 on cover page

Item 5. Ownership of Five Precent or Less of a Class

Not Applicable

Page 4 of 4 Pages

SCHEDULE 13G

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Persons other than the undersigned have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 488,872 shares of Oxford Industries, Inc. common stock beneficially owned by the undersigned. No such person’s interest relates to 5% of the outstanding shares of such stocks.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2003
Date

/s/ J. Hicks Lanier Signature J. Hicks Lanier, President and Chief Executive Officer Name/Title